Exhibit 99.3

PERDIGÃO S. A.
CNPJ Nº 01.838.723/0001-27
Public Company

MINUTES OF THE 8th/2004 ORDINARY MEETING OF THE BOARD OF
DIRECTORS

DATE, PLACE AND TIME: September 24, 2004, at 11:00 a.m., at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: Absolut majority of the Members. ON MOTION: Eggon João da Silva, Chairman, and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS ADOPTED BY THE BOARD: 1) Authorization to Contratct a Financial Transaction: The Board approved and authorized the Executive Board to extend a guarantee in the contract and to avalise the Promissory Note in the financial transaction carried out between the wholly owned company Perdigão Agroindustrial S.A and Banco do Brasil S.A, London Agency, in the amount of US$10 million in regards to a stand-by line of credit with a tenor of 360 days and maximum utilization period of 60 days, which, for that matter, the authorized representative can dully sign the necessary documentation.2) Other internal Company matters.  TERMINATION: Upon motion duly made, seconded and carried unanimously, the meeting was adjourned. Eggon João da Silva, Chairman; Ney Antonio Flores Schwartz, Secretary; Francisco Ferreira Alexandre; Jaime Hugo Patalano; Luis Carlos Fernandes Afonso; Carlos Alberto de Oliveira, Francisco de Oliveira Filho. (I do hereby certify that the present is a summary of the original minute transcribed in the Book nº 1 of Ordinary and Extraordinary Minutes of the Board of Directors of the Company, at page 117).

NEY ANTONIO FLORES SCHWARTZ

Secretary